Filed by UniFirst Corporation

Pursuant to Rule 425 of the Securities Act of 1933

Deemed filed pursuant to 14a-12

under the Securities Exchange Act of 1934

Subject Company: UniFirst Corporation

(Commission File No.: 001-08504)

March 11, 2026

All-Team Partner Town Hall Transcript

STEVE SINTROS

•	Good morning everyone. Really appreciate everyone joining us this morning on such short notice and taking times out of your busy day servicing our customers. But thank you for joining us.

•	Earlier today we announced that UniFirst has agreed to combine with Cintas in a cash and stock transaction valuing UniFirst at approximately $5.5 billion.

•

We understand this news was likely surprising to you, so we are going to spend some time walking through the details of our agreement, the benefits we see ahead for UniFirst and for you, what this means for our day-to-day operations, and what to expect as we move forward.

•	We will also answer some questions from our Team Partners that we have already received today.

•

Before we dive in, let me say I’ve been at UniFirst for 22 years, growing my career here alongside many of you, through challenges, transformations, successes and moments that have defined who we are today.

•

I have always been so proud to be part of the UniFirst team and to have the privilege to be the leader of such a great team. I am sitting here today filled with many emotions, but pride is the strongest of those and that will not change.

•	I’ve seen firsthand what this organization is capable of when we work together, and I think I have a good sense of what some of you may be thinking.

•	To reiterate what Cindy, Carol, Matt, Kelly, and, I said in our emails: This decision was made with great care, and the Croatti family in particular gave it significant consideration.

•	The UniFirst Board of Directors, leadership team, and members of the Croatti family are unanimous in our conviction that this is the best path forward for the Company and all our stakeholders.

•	So how did we arrive at this moment?

•	As you may recall, back in December, we told you that the UniFirst Board of Directors was carefully reviewing the latest proposal from Cintas.

•

Since then, our Board, leadership team and the Croatti family, with the support of our independent advisors, have been engaging in discussions with Cintas and its advisors regarding a potential transaction.

•	When we really dug in, we determined there is a deep alignment in purpose and core priorities between our two companies.

•	This alignment includes our steadfast dedication to our people and operational excellence, which we believe outweighs any differences in our companies.

•	Let me tell you why –

•	In short, this transaction brings together two family-founded industry leaders to create a stronger company positioned for long-term growth, innovation, and service excellence.

•	We see a highly compelling opportunity to:

•	Build on UniFirst’s legacy as an industry pioneer;

•	Accelerate our technology transformation, broaden our product and service offerings, and provide us with an expanded supply chain; and last but not least

•	Help shape the future of the uniform and facility services industry.

•	Most importantly, the transaction will produce substantial benefits for UniFirst’s Team Partners, customers, partners, shareholders, and the communities we serve.

•	The overwhelming majority of our Team Partners, including in the field and in Support Services, are expected to have continuing opportunities in the combined company.

•	Before turning it over to Kelly to talk more about that, I’d like to spend a moment on culture and values.

•

Since our founding 90 years ago, UniFirst has been distinguished by our strong family culture and Core Values: to consistently conduct business with a Customer Focus, Respect for Others, and Commitment to Quality.

•	Cintas knows this well and appreciates that we are defined by trust, strong relationships, accountability, and an unwavering commitment to quality and customer service.

•	They also know that this sets us apart from others in the industry, and it is one of the reasons Cintas is eager to join forces with us.

•	This means that the backbone of who we are will not change.

•	I also want to note that, like UniFirst, Cintas is a family-founded company, chaired by the founder’s son.

•

In them, we see a partner that both respects the strong business we have built and fundamentally shares our values, including our commitments to people, communities, operational excellence, and service.

•	In fact, Cintas’ commitment to being “Ready for the Workday” is highly aligned with our commitment to “Always Deliver” and our mission to “Serve the People that do the Hard Work”.

•	With that, I will turn it over to Kelly to talk more about what this means for you and our next steps.

KELLY ROONEY

•	Thank you, Steve. Good morning folks.

•

First, I want to reiterate that we expect the overwhelming majority of you, including folks in the field and in Support Services, to have continuing opportunities in the combined company for years to come.

•

Look, just like we need you to keep caring for our customers and providing exceptional service, Cintas will too. They need great people to keep running the business. And as Steve said, they’ve long admired our culture and our people and they specifically recognize how special you are and how much our customers value our service.

•

And while you may not know this, but Cintas completed the acquisition of G&K almost 10 years ago and almost 90% of the G&K plants are still open. There also remains a corporate presence in Minnesota today.

•

Also like UniFirst, Cintas supports its people with meaningful investments in career growth and development, technology, and assets – and we anticipate important benefits for you as part of a larger and more diversified organization.

•	Now, in terms of what today’s news means for us right now, it is important to understand that this is just the beginning of the process to bring our two companies together.

•	It is literally day one. The transaction is expected to close in the second half of this calendar year.

•	And that will be subject to customary closing conditions, approval by UniFirst shareholders, and the receipt of certain regulatory approvals.

•	But until then, we will continue to operate as separate, independent companies and it remains business as usual at UniFirst.

•

That means there’s no changes to your roles or day-to-day responsibilities, and we are continuing to move ahead with our key initiatives, grow our business, drive UniFirst forward and, importantly, invest in you.

•	That also means we’ll continue to compete and play to win in the marketplace versus all of our competitors.

•

And look, it’s critical that we continue to execute our plans, evolve our company and improve our business. And candidly, the best thing we can do is to continue demonstrating just how well we can execute and always deliver for the people who do the hard work.

•	Look, we understand that this is a lot of information to digest, but we are counting on you to stay focused on delivering for our customers and each other.

•	We believe in you and we see great things ahead.

•	Now, it’s also important for us to be candid – because this is only day one, there are many details that will need to be worked out between now and closing.

•

Over the coming weeks, senior leaders from UniFirst and Cintas will create a dedicated integration planning committee to focus on this work. Our goal will be to develop integration plans that are well thought-out and that can be deliberately implemented to ensure we retain the value of what we’ve built together at UniFirst.

•	Please know that we are committed to being transparent and keeping you informed as we have updates to share.

•	Now, before Steve and I address some of the questions we know you’ll have, I wanted to touch briefly on external communications.

•	Public-company transactions are regulated by the U.S. Securities and Exchange Commission.

•	Because we are all employees of UniFirst, anything that we, as individuals, say publicly about the transaction could be attributed to the Company under U.S. securities laws.

•	For that reason, all communications about the transaction must come from designated Company spokespeople and follow approved messaging.

•	We therefore ask that you do not post about the transaction on any social media platforms or other public forums.

•

You are welcome to share or repost content from UniFirst’s official channels, but it is important that you do not post or share any commentary, speculation, or opinions about the transaction, whether they are your own or someone else’s.

•	Likewise, please do not engage with social media content posted by anyone about the transaction, inside or outside UniFirst, including “liking”, commenting on, or otherwise reacting to posts.

•

It is also important that we all continue to adhere to our usual policy regarding inquiries or questions from external parties. If you receive outreach from members of the media, financial or industry analysts, trade associations, or our competitors, please do not respond, and instead alert Shane O’Connor, who will respond on the Company’s behalf.

•	We appreciate that some of these protocols are a departure from how we normally behave, and we are grateful and thank you in advance for your cooperation so that we remain in compliance with the SEC.

•	Turning to Q&A, we want to answer the questions that we’ve heard the most from you throughout the day.

•	To start, many of you have asked when you’ll know if you’re being offered a position with the combined company.

STEVE

•	As Kelly noted earlier, we expect that the overwhelming majority of Team Partners, including those in the field and in Support Services, will have opportunities in the combined company.

•

As with most transactions, however, we do expect to be some overlapping functions, primarily at the corporate level. This will be determined as part of the integration planning process that Kelly mentioned.

•	For now, the most important thing to keep in mind is that nothing changes today, and we will keep you informed as we move ahead.

KELLY

•	Thanks, Steve. Another question that’s come up is what will happen to our name, the UniFirst brand and operating footprint?

STEVE

•	Yep, great question. Some of the details will also be determined as part of the integration planning process.

•

What we do know today is that UniFirst’s consistent investment in our production facilities and processing capacity is significantly valued by Cintas, and we expect that to continue after the transaction closes.

•	Just as a point of reference, we understand that close to 90% of the G&K plants acquired by Cintas in 2017 remain open today and they still have corporate resources operating out of Minnesota.

•	Another question we’ve heard today is – What does this mean for compensation and benefits?

KELLY

•	Another great question and the answer to that is that nothing is changing today.

•	And by the way, you’ll hear us say that a lot!

•	Until the transaction closes, compensation and benefits, including bonus opportunities, remain the same.

•	And looking ahead, those who stay with the combined company following the close should expect total compensation and benefits to be comparable to what they are today.

•	Finally, we’ve gotten a number of questions about whether this changes our go-to-market strategy or sales pitch.

STEVE

•	The simple answer is no!

•	Until the transaction closes, UniFirst and Cintas remain separate, independent companies, and it is business as usual for us.

•

This means that the UniFirst Value Proposition and our sales strategy remain the same, and there are no changes to our sales playbook or scripts. This also applies to our contract renewal strategy and process.

•	Our focus remains on winning new customers, providing our existing customers with industry-leading support, and reinforcing our position as the uniform and facility service Trusted Advisors.

•	I was just talking to some of our sales leadership earlier and said it’s never a bad time to sign a contract or renew a contract with UniFirst, and we believe that wholeheartedly remains the case.

•	In closing, I want to take a moment to recognize what has always been most important to this company – our people.

•	The integrity you bring to your work, your commitment to each other, and your dedication to our customers and communities are what define who we are.

•	I am confident that this will not change as we take these next steps together.

•	Today’s news is a historic transaction for our industry, and something for which we should all be proud.

•	Thank you for your professionalism, your trust, and everything you contribute each day.

•	We appreciate your continued commitment as we take this next step together.

•	Thank you and have a great day.

KELLY

•	Thank you, folks.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended (the “Securities Act of 1933”), which involve risks and uncertainties. Any statements about Cintas’, UniFirst’s or the combined company’s plans, objectives, expectations, strategies, beliefs, or future performance or events and any other statements to the extent they are not statements of historical fact are forward-looking statements. Words, phrases or expressions such as “estimates,” “confident,” “continue,” “hope,” “likely,” “might,” “possible,” “potential,” “trend,” “anticipates,” “predicts,” “projects,” “plans,” “expects,” “intends,” “targets,” “forecasts,” “believes,” “seeks,” “could,” “should,” “may,” “will,” “strategy,” “objective,” and similar words, phrases or expressions or the negative versions thereof are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements are based on information available and assumptions made at the time the statements are made. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. Forward-looking statements in this communication include, but are not limited to, statements about the benefits of the transaction between Cintas and UniFirst (the “Transaction”), including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts.

The following Transaction-related factors, among others, could cause actual results to differ materially from those expressed in or implied by forward-looking statements: the occurrence of any event, change, or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between Cintas and UniFirst; the outcome of any legal proceedings that may be instituted against Cintas or UniFirst; the possibility that the Transaction does not close when expected or at all because required regulatory, shareholder, or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that seeking or obtaining such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, trade policy (including tariff levels), laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Cintas and UniFirst operate; any failure to promptly and effectively integrate the businesses of Cintas and UniFirst; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of Cintas’ or UniFirst’s customers, employees or other business partners, including those resulting from the announcement, pendency or completion of the Transaction; the dilution caused by Cintas’ issuance of additional shares of its capital stock in connection with the Transaction; changes in the trading price of Cintas’ or UniFirst’s capital stock; and the diversion of management’s attention and time to the Transaction from ongoing business operations and opportunities.

Additional important factors relating to Cintas that could cause actual results to differ from those in forward-looking statements include, but are not limited to, the possibility of greater than anticipated operating costs including energy and fuel costs; lower sales volumes; loss of customers due to outsourcing trends; the performance and costs of integration of acquisitions; supply chain constraints and macroeconomic conditions, including inflationary pressures and higher interest rates; changes in global trade policies, tariffs, and other measures that could restrict international trade; fluctuations in costs of materials and labor, including increased medical costs; costs and possible effects of union organizing activities; failure to comply with government regulations concerning employment discrimination, employee pay and benefits and employee health and safety; the effect on operations of exchange rate fluctuations, and other political, economic and regulatory risks; uncertainties regarding any existing or newly-discovered expenses and liabilities related to environmental compliance and remediation; Cintas’ ability to meet its aspirations relating to sustainability opportunities, improvements and efficiencies; the cost, results and ongoing assessment of internal controls over financial reporting; the effect of new accounting pronouncements; risks associated with cybersecurity threats, including disruptions caused by the inaccessibility of computer systems data and cybersecurity risk management; the initiation or outcome of litigation, investigations or other proceedings; higher assumed sourcing or distribution costs of products; the disruption of operations from catastrophic or extraordinary events including global health pandemics; the amount and timing of repurchases of Cintas’ common stock, if any; changes in global tax and labor laws; the reactions of competitors in terms of price and service; and the other risks and contingencies detailed in Cintas’ most recent Annual Report on Form 10-K and its other filings with the Securities and Exchange Commission (the “SEC”).

Additional important factors relating to UniFirst that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, uncertainties caused by an economic recession or other adverse economic conditions, including, without limitation, as a result of elevated inflation or interest rates or extraordinary events or circumstances such as geopolitical conflicts like the conflict between Russia and Ukraine and disruption in the Middle East, and their impact on UniFirst’s customers’ businesses and workforce levels; disruptions of UniFirst’s business and operations, including limitations on, or closures of, UniFirst’s facilities, or the business and operations of UniFirst’s customers or suppliers in connection with extraordinary events or circumstances; uncertainties regarding UniFirst’s ability to consummate acquisitions and successfully integrate acquired businesses, and the performance of such businesses; uncertainties regarding any existing or newly-discovered expenses and liabilities related to environmental compliance and remediation; any adverse outcome of pending or future contingencies or claims; UniFirst’s ability to compete successfully without any significant degradation in UniFirst’s margin rates, seasonal and quarterly fluctuations in business levels; UniFirst’s ability to preserve positive labor relationships and avoid becoming the target of corporate labor unionization campaigns that could disrupt UniFirst’s business; the effect of currency fluctuations on UniFirst’s results of operations and financial condition; UniFirst’s dependence on third parties to supply UniFirst with raw materials, which such supply could be severely disrupted as a result of extraordinary events or circumstances such as the conflict between Russia and Ukraine; any loss of key management or other personnel; increased costs as a result of any changes in federal, state, international or other laws, rules and regulations or governmental interpretation of such laws, rules and regulations; uncertainties regarding, or adverse impacts from continued high price levels of natural gas, electricity, fuel and labor or increases in such costs; the negative effect on UniFirst’s business from sharply depressed oil and natural gas prices; the continuing increase in domestic healthcare costs, increased workers’ compensation claim costs, increased healthcare claim costs; UniFirst’s ability to retain and grow its customer base, demand and prices for UniFirst’s products and services; fluctuations in UniFirst’s nuclear business; political or other instability; supply chain disruption or infection among UniFirst’s employees in Mexico and Nicaragua where UniFirst’s principal garment manufacturing plants are located; UniFirst’s ability to properly and efficiently design, construct, implement and operate a new enterprise resource planning computer system; interruptions or failures of UniFirst’s information technology systems, including as a result of cyber-attacks; additional professional and internal costs necessary for compliance with any changes in or additional SEC, NYSE and accounting or other rules; strikes and unemployment levels; UniFirst’s efforts to evaluate and potentially reduce internal costs; the impact of U.S. and foreign trade policies and tariffs or other impositions on imported goods on UniFirst’s business, results of operations and financial condition; UniFirst’s ability to successfully implement its business strategies and processes, including UniFirst’s capital allocation strategies; UniFirst’s ability to successfully remediate the material weakness in internal control over financial reporting disclosed in UniFirst’s Annual Report on Form 10-K for the fiscal year ended August 30, 2025, filed with the SEC on October 29, 2025, in an appropriate and timely matter or at all; and the other risks and contingencies detailed in UniFirst’s most recent Annual Report on Form 10-K and its other filings with the SEC.

These factors are not necessarily all of the factors that could cause Cintas’, UniFirst’s or the combined company’s actual results, performance, or achievements to differ materially from those expressed in or implied by any forward-looking statements. Other unknown or unpredictable factors also could harm Cintas’, UniFirst’s or the combined company’s results.

All forward-looking statements attributable to Cintas, UniFirst, or the combined company, or persons acting on Cintas’ or UniFirst’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made, and Cintas and UniFirst do not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If Cintas or UniFirst updates one or more forward-looking statements, no inference should be drawn that Cintas or UniFirst will make additional updates with respect to those or other forward-looking statements. Further information regarding Cintas, UniFirst and factors that could affect the forward-looking statements contained herein can be found in Cintas’ Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q, and its other filings with the SEC, and in UniFirst’s Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q, and its other filings with the SEC.

No Offer or Solicitation

This communication is not an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

Important Information and Where to Find It

In connection with the Transaction, Cintas will file relevant materials with the SEC, including a Registration Statement on Form S-4 (the “Registration Statement”) to register the shares of Cintas common stock to be issued in connection with the Transaction. The Registration Statement will include a proxy statement of UniFirst that also constitutes a prospectus of Cintas. The definitive proxy statement/prospectus will be sent to the shareholders of UniFirst.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION REGARDING CINTAS, UNIFIRST, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Cintas or UniFirst through the website maintained by the SEC at http://www.sec.gov or from Cintas at its website, https://www.cintas.com, or from UniFirst at its website, https://www.unifirst.com (information included on or accessible through either of Cintas’ or UniFirst’s website is not incorporated by reference into this communication).

Participants in the Solicitation

Cintas, UniFirst, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in connection with the Transaction under the rules of the SEC. Information about the directors and executive officers of Cintas and their compensation and ownership of Cintas common stock is set forth under the headings “Election of Directors”, “Board’s Roles and Responsibilities”, “Board Committees and Meetings”, “Nonemployee Director Compensation”, “Director Compensation Table”, “Compensation Committee Report”, “Executive Compensation”, “Compensation Discussion and Analysis”, “Summary Compensation Table”, “Grants of Plan-Based Awards Table”, “Outstanding Equity Awards Table”, “Option Exercises and Stock Vested Table”, “Nonqualified Deferred Compensation”, “Potential Payments upon Termination, Retirement or Change in Control”, “CEO Pay Ratio”, “Pay Versus Performance”, “Approval, on an Advisory Basis, of Named Executive Officer Compensation”, “Principal Shareholders”, “Security Ownership of Director Nominees and Named Executive Officers” and “Related Party Transactions,” respectively, in the proxy statement for Cintas’ 2025 Annual Meeting of Shareholders, filed with the SEC on September  16, 2025; under the heading “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” in Cintas’ Annual Report on Form 10-K for the fiscal year ended May 31, 2025, filed with the SEC on July 28, 2025;

in the supplemental information regarding the participants’ holdings of the Cintas’ securities can be found in SEC filings on Statements of Change in Ownership on Form 4 filed with the SEC on October 31, 2025 (available here), December  17, 2025 (available here, here and here), December  30, 2025 (available here), January  22, 2026 (available here) and January  30, 2026 (available here) for Robert E. Coletti; on October  31, 2025 for Joseph Scaminace (available here); on October  31, 2025 (available here), December  17, 2025 (available here and here) and January 22, 2026 (available here) for Karen L. Carnahan; on October  31, 2025 (available here), December  17, 2025 (available here and here) and January 22, 2026 (available here) for Melanie W. Barstad; on October  31, 2025 for Martin Mucci (available here); on October  31, 2025 for Beverly K. Carmichael (available here); on October  31, 2025 (available here) and December  17, 2025 (available here, here, here, here and here) for Ronald W. Tysoe; and on December  30, 2025 (available here) and January  30, 2026 (available here) for Scott D. Farmer. Information about the interests of the directors and executive officers of UniFirst and other persons who may be deemed to be participants in the solicitation of proxies in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus related to the Transaction, which will be filed with the SEC. Information about the directors and executive officers of UniFirst and their compensation and ownership of UniFirst common stock is set forth under the headings “Executive Compensation,” “Director Compensation – Fiscal 2025” and “Security Ownership of Management, Directors, Director Nominees and Principal Shareholders,” respectively, in UniFirst’s definitive proxy statement for its 2026 Annual Meeting of Shareholders, filed with the SEC on November  24, 2025 under the heading “Security Ownership of Certain Beneficial Owners and management and Related Stockholder Matters” in UniFirst’s Annual Report on Form 10-K for the fiscal year ended August 30, 2025, filed with the SEC on October  29, 2025; in UniFirst’s Current Report on Form 8-K filed with the SEC on December 29, 2025; in the supplemental information regarding the participants’ holdings of the UniFirst’s securities can be found in SEC filings on Statements of Change in Ownership on Form 4 filed with the SEC on December 18, 2025 for Sergio A. Pupkin (available here); December  18, 2025 for Kelly C. Rooney (available here); December  18, 2025 for Steven S. Sintros (available here); December  18, 2025 for Cynthia Croatti (available here); December  18, 2025 for Matthew Croatti (available here); December  18, 2025 for Cecilia K. McKenney (available here); December  18, 2025 for Michael Iandoli (available here); December  18, 2025 for Joseph M. Nowicki (available here); December 18, 2025 and February 18, 2026 for David Martin Katz (available here and here, respectively); December  18, 2025 for Shane O’Connor (available here); December 18, 2025 and February 10, 2026 for William Masters Ross  (available here and here, respectively); January 7, 2026 for David A. DiFillippo (available here); and in other documents filed by UniFirst with the SEC. Free copies of the documents referenced in this paragraph may be obtained as described above under the heading “Important Information and Where to Find It.”